

September 10, 2024

Patricia Trompeter
Chief Executive Officer
Sphere 3D Corp.
243 Tresser Blvd, 17th Floor
Stamford, CT 06901

> **Re: Sphere 3D Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 10-Q for the Quarterly Period Ended June 30, 2024**
> **Response Dated August 13, 2024**
> **File No. 001-36532**

Dear Patricia Trompeter:

We have reviewed your August 13, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2024
Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 11

1. We acknowledge your response to prior comment 3. Please respond to the following:
    - You told us that you consider each mining pool arrangement to be a contract that is continuously renewed throughout the day and, as a result, you believe the duration of your contracts is 24 hours or less. Given your prior responses, it is not clear why you told us and disclose that the duration may be 24 hours or less, instead of less than 24 hours.
        - You previously told us your contracts can be terminated at any time by either party without penalty and the duration of your contracts does not extend beyond the goods or services already delivered. Given your statements about termination

  rights and contract duration not extending beyond the goods or services already delivered (i.e., the last hash calculation) coupled with the discussion in FASB Revenue Recognition Implementation Q&As Question 8, tell us your consideration of whether you have determined that the duration of the contracts is less than 24 hours and the contracts continuously renew throughout the day.

  o To the extent that you agree, represent to us that you will revise your accounting policy disclosure accordingly in future filings.

- You disclose that (i) you measure the noncash consideration at fair value at contract inception and (ii) the fair value used to calculate the noncash consideration is based on the opening price in your principal market at the beginning of each day of contract inception.

  o Tell us when contract inception occurs and relate your response to your response about contract duration above.

  o Tell us your consideration of whether, for each contract, you measure noncash consideration at the Bitcoin spot price at the beginning of the day (midnight UTC time) on the date of contract inception and you recognize this noncash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

  o To the extent that you agree, represent to us that you will revise your accounting policy disclosure accordingly in future filings.

  Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Division of Corporation Finance
        Office of Crypto Assets